UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For November 5, 2012	Commission File Number: 1-34513

CENOVUS ENERGY INC.

(Translation of registrant’s name into English)

4000, 421 – 7th Avenue S.W.

Calgary, Alberta, Canada  T2P 4K9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐   Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

Exhibit 99.2 to this report shall be incorporated by reference into or as an exhibit to, as applicable, the following Registration Statement under the Securities Act of 1933: Form F-3 (File No. 333-166419).  Exhibit 99.3 to this report shall be incorporated by reference into or as an exhibit to, as applicable, the following Registration Statement under the Securities Act of 1933: Form 40-F (File No. 001-34513).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 5, 2012

CENOVUS ENERGY INC.
(Registrant)

By:	/s/ Rachel L. Desroches
	Name:	Rachel L. Desroches
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	Notice of Change of Transfer Agent and Registrar, Dividend Disbursing Agent, Dividend Reinvestment Plan Agent and Shareholder Rights Plan Agent for Cenovus Energy Inc.

99.2	Dividend Reinvestment Plan, amended to reflect successor Plan Agent.

99.3

Appointment of successor Rights Agent pursuant to the Amended and Restated Shareholder Rights Plan Agreement dated as of April 25, 2012 between Cenovus Energy Inc. and CIBC Mellon Trust Company as predecessor Rights Agent (amending and restating the Shareholder Rights Plan Agreement dated as of October 20, 2009), originally filed as Exhibit 99.10 to the registrant’s Form 40-F dated October 29, 2009 (File No. 001-34513).